                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of May, 2001


            INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

             Form 20-F    X                     Form 40-F____
                        -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes ____                       No     X
                                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _____________________


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INVESTORLINKS.COM  INC.  (formerly
                                          Opus Minerals Inc.)


Date: /s/ May 17, 2001                By: /s/ Sandra J. Hall
     -----------------------             -----------------------------------
                                         Sandra J. Hall, Director and Secretary

                               InvestorLinks.com

-------------------------------------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                                  (Unaudited)
                            As at January 31, 2001
-------------------------------------------------------------------------

                                    ASSETS
 Current
     Cash                                                    $   415,772
     Short term investments                                    2,422,599
     Accounts receivable and prepaid expenses                    115,999
                                                             ------------
                                                               2,954,370

 Property and equipment                                          171,923
 Deposits                                                          5,247
 Marketable securities                                           158,333
 Internet investment site costs                                  385,177
                                                             ------------
                                                             $ 3,675,050
                                                             ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY

 Accounts payable and accrued liabilities                    $    87,914
                                                             ------------

 Shareholders' Equity
     Share capital                                             5,063,410
     Foreign exchange translation adjustment                      17,752
     Deficit                                                  (1,494,026)
                                                             ------------
                                                               3,587,136
                                                             ------------
                                                             $ 3,675,050
                                                             ============

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                     CONSOLIDATED STATEMENT OF OPERATIONS
                                  (Unaudited)
               For the nine month period ended January 31, 2001
-------------------------------------------------------------------------

 Revenue
     Advertising and sponsorship                             $   109,899
     Interest income                                              77,090
                                                             ------------
                                                                 186,989
 Expenses
     Amortization                                                  9,836
     Business development                                        223,286
     Depreciation                                                 14,132
     General and administrative                                  465,632
     Insurance                                                     2,689
     Interest                                                     14,565
     Investor relations                                          160,831
     Marketing                                                    15,961
     Organization costs written off                                3,248
     Professional fees                                           172,988
     Salaries and consulting                                     329,231
     Shareholder information and annual meeting                   29,153
     Transfer agent fees                                          18,410
     Write down of marketable securities                         260,000
                                                             ------------
                                                               1,719,962
                                                             ------------
 Loss for the period before the undernoted item                1,532,973

 Unrealized foreign exchange gain                                (38,947)
                                                             ------------

 Net loss for the period                                     $ 1,494,026
                                                             ============

 Net loss per share                                          $      0.08
                                                             ============

     The accompanying notes are an integral part of these unaudited consolidated financial statements.

                            INVESTORLINKS.COM INC.

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                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
               For the nine month period ended January 31, 2001
----------------------------------------------------------------------------

Cash provided by (used in)
   Operating activities
       Net loss for the period                             $     (1,494,026)
       Add items not requiring an outlay of cash
            Amortization                                              9,329
            Depreciation                                             14,151
            Unrealized gain on foreign exchange                      17,752
            Shares issued for business development                  223,286
                                                           ----------------
                                                                 (1,229,508)
       Net changes in non-cash working capital
            Decrease in accounts receivable                         103,123
            Decrease in accounts payable and accrued
            liabilities                                             (95,384)
                                                           ----------------
                                                                 (1,221,769)
                                                           ----------------

   Investing activities
       Proceeds from sale of marketable securities                  278,600
       Marketable securities written down to fair market
       value                                                        260,000
       Short term investments                                    (1,675,794)
       Purchase of capital assets                                  (133,410)
       Web site design                                              (67,456)
       Leasehold improvements                                        (3,936)
                                                           ----------------
                                                                 (1,341,996)
                                                           ----------------

   Financing activities
       Deposits                                                      (5,247)
       Repayment of loan payable                                   (458,273)
       Issuance of common shares                                  3,316,481
                                                           ----------------
                                                                  2,852,961
                                                           ----------------

Increase in cash                                                    289,196
Cash, beginning of period                                           126,576
                                                           ----------------
Cash, end of period                                        $        415,772
                                                           ================


The accompanying notes are an integral part of these unaudited consolidated financial statements.




             Notes to Unaudited Consolidated Financial Statements
                  For the Nine Months Ended January 31, 2001

On July 25, 2000 the Company amended its Articles and changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

Basis of Presentation

These financial statements include the accounts of Investorlinks.com Inc. ("Investorlinks" or the "Company") and its wholly owned subsidiary IL Data Canada, Inc. "IL Canada", a Canadian company, who owns IL Data Corporation, Inc. ("IL Nevada") who owns and operates the Internet investment site www.investorlinks.com. All dollar
                                          ---------------------
amounts referred to herein are Canadian Dollars unless indicated otherwise.

Business Acquisitions and Combination

On June 6, 2000, the following transactions occurred:

(a)      Business Acquisitions

(i) IL Canada, a newly incorporated inactive company, acquired all of the issued shares of IL Nevada, a newly incorporated inactive company for US $6,800 cash.

2.    Business Acquisitions and Combination (Con't.)

(ii) IL Nevada acquired the unincorporated business, InvestorLinks.com LLC ("LLC") from a person who became a director of the Company and the director's spouse for US $300,000 cash.

     The net assets acquired at fair value are as follows:
     =========================================================================
                                IL Nevada - US      Investorlinks.com LLC - US
                                       Dollars                         Dollars
     -------------------------------------------------------------------------
      Cash                             $ 6,800                        $ 5,500
      Current Assets                         -                         68,483
      Capital Assets                         -                         26,500
      Current Liabilities                    -                        (21,737)
                                     ---------                      ----------
      Net Assets                         6,800                         78,746

      Consideration                      6,800                        300,000
                                     ---------                      ----------

      Excess of consideration          $     -                       $221,254
       given over net assets        ----------                      ----------
       acquired /(1)/
     =========================================================================

        /(1)/ The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the Internet investment site.

(b) Business Combination

On June 6, 2000, after the business acquisitions referred to in Note 2(a), Investorlinks acquired all of the issued shares of IL Canada for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. After this transaction, the shareholders of IL Canada owned 47% of the issued shares of Investorlinks. The business combination has been accounted for as a reverse take-over of Investorlinks by IL Canada.

Application of reverse take-over accounting results in the following:

(i) IL Canada is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their carrying values.

(ii) The consolidated balance sheet combines the assets and liabilities of Investorlinks as an acquisition under the purchase method of accounting. The net assets acquired at fair value as at June 6, 2000 are as follows:

         ====================================================================
                                                           Canadian Dollars
         --------------------------------------------------------------------
          Cash and short term investments                          $840,413
          Marketable securities                                     696,933
          Current assets                                            117,855
          Capital assets                                              9,553
          Current liabilities                                      (151,163)
                                                                 -----------
          Consideration attributed to the stated
           capital of the shares issued                          $1,513,591
                                                                 -----------
         ====================================================================

Share Capital

(a) Authorized
    Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

(b) Issued
    Preference Shares - Nil

    Common shares issued prior to the reverse takeover:
    ========================================================================
     Investorlinks                    Number of Shares       Stated Capital
    ------------------------------------------------------------------------
     Balance at April 30, 2000               6,944,576           $6,222,102
     Options exercised                         300,000               75,000
     Warrants exercised                        300,000              105,000
                                             ---------           ----------
     Balance at June 5, 2000                 7,544,576           $6,402,102
                                             ---------           ----------
    ========================================================================

    ======================================================================================
     IL Canada                                          Number of Shares   Stated Capital
    --------------------------------------------------------------------------------------
     Common shares issued upon incorporation for
     cash and balance as at June 6, 2000                           6,800       $   10,052
    ======================================================================================

3.  Share Capital (Con't.)

    Common shares issued from the date of the reverse takeover:

    ======================================================================================
      Investorlinks                                     Number of Shares   Stated Capital
    --------------------------------------------------------------------------------------
      Balance as at date of reverse take-over /(1)/            7,544,576      $    10,052
      Issued on acquisition                                    6,800,000        1,513,591
      Warrants exercised                                       3,000,000        1,050,000
      Issued per Private placement                               680,000        2,266,481
      Issued per strategic alliance service agreement          1,500,000        5,168,813
      (Note 7)                                                 ---------        ---------
                                                              19,524,576       10,008,937
      Shares to be released (Note 7)                          (1,433,333)      (4,945,527)
                                                             -----------      -----------
      Balance as at January 31, 2001                          18,091,243      $ 5,063,410
                                                             -----------      -----------
    =====================================================================================

         /(1)/ The balance as at the date of the reverse take-over consists of the number of shares issued in the Company and the stated capital of IL Canada.

(c) Common Share Purchase Options

         Options outstanding, beginning of period          630,000
         Granted                                           961,000
         Exercised                                        (300,000)
                                                         ---------
         Options outstanding, end of period              1,291,000
                                                         =========

         At January 31, 2001 the following common share purchase options are outstanding:

        =======================================================================
                                Number of
         Issued to            Outstanding   Exercise Price         Expiry Date
        -----------------------------------------------------------------------
         Director                  30,000            $0.30      August 3, 2002
         Consultant               300,000            $0.90   November 15, 2001
         Directors                553,000         US $2.55       June 30, 2005
         Employees                 24,000         US $2.55       June 30, 2005
         Consultant                 9,000         US $2.55       June 30, 2005
         Advisory Board           225,000         US $2.55       June 30, 2005
         Consultant               150,000         US $2.55       June 30, 2002
        =======================================================================

(d) Common Share Purchase Warrants

         Warrants outstanding, beginning of period       3,340,000
         Issued                                            680,000
         Exercised                                      (3,300,000)
         Expired                                           (40,000)
                                                        -----------
         Warrants outstanding, end of period               680,000
                                                        ===========

         At January 31, 2001 the following common share purchase warrants are outstanding:

   ============================================================================
    Number of Outstanding  Shares for Warrants  Exercise Price     Expiry Date
   ----------------------------------------------------------------------------
    680,000                            1 for 1        US $3.00  August 8, 2002
   ============================================================================

Comparative Financial Statements

There are no comparative financial statements as IL Canada, the acquiring company, was a newly incorporated inactive company.

Loss Per Share

The loss per share figure has been calculated using the weighted average number of common shares outstanding during the period. Exercise of common share purchase options and common share purchase warrants would be anti-dilutive.

Segmented Information

The Company owns and operates the Internet investment site www.investorlinks.com
                                                           ---------------------
indirectly through its subsidiary. The Company's revenue, net loss, and capital assets, net of depreciation, have been identified based on geographic areas as follows:

     ========================================================================
      For the period ended January 31, 2001          Canada    United States
     ------------------------------------------------------------------------
      Revenue                                     $  72,261        $ 114,728
      Net loss                                    $ 783,882        $ 710,144
      Capital assets, net                         $   9,553        $ 162,370

     ========================================================================


Supplementary Cash Flow Information

The Company entered into a strategic alliance service agreement, effective August 2, 2000 with a global financial content firm to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company will release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Under the terms of the agreement the Company released 66,667 earned common shares with a value of US $150,000 on August 9, 2000. The remaining 1,433,333 shares to be released will be in lots of 66,667 shares or US $150,000 of services rendered.

8.    Subsequent Events

(a) Effective February 28, 2001 the Company and an Investor Relations Consultant mutually agreed to terminate an agreement dated November 15, 1999, and amended on June 26, 2000. As a result, 150,000 common share purchase options exercisable at US $2.55 per share and 300,000 common share purchase options exercisable at $0.90 per share will expire on March 30, 2001.

(b) On March 7, 2001 the Company acquired for cancellation 4,890,000 common shares in its capital from certain shareholders for US $0.05 per share, settled employment contracts and cancelled 470,000 stock options exercisable at US $2.55 per share.





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          2 Adelaide Street West, Suite 301, Toronto, Ontario M5H 1L6